

April 7, 2015

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

      Re: **Live Nation Entertainment, Inc.**
               Form 10-K for the Year Ended December 31, 2014
               Filed February 26, 2015
               File No. 001-32601

Dear Ms. Willard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 30

1. We note that the 4% and 11% increase in fiscal 2014 Concert and Ticketing revenue adjusted for foreign currency, respectively, do not directly correlate with the percentage changes in the following volume related metrics disclosed on page 31: number of estimated events (decreased less than 1%), estimated fans (decreased 2%), and number of tickets sold (increased 3%). You disclose on pages 28 and 29 that you analyze several other metrics used to judge the health of these segments. To the extent one or more of these metrics would demonstrate the increase in event pricing and/or fees earned from ticket sales, tell us your consideration to disclose such metrics in the table on page 31 and use them to explain material changes in revenue due to pricing in your results of operations discussion. Please refer to Section III of SEC Release 33-8350.

Consolidated Results of Operations, page 30

2. We note from your disclosure in Note 9 that there is a significant reconciling item in the effective income tax reconciliation due to differences between foreign and United States statutory rates, which are primarily attributable to your Luxembourg holding company structure and tax rulings received from Luxembourg tax authorities. Please tell us the nature of the items included in the reconciling line item titled "differences between foreign and U.S. statutory rates." Also, please provide us with the pre-tax income, statutory rate, and effective tax rate in Luxembourg for all periods presented. Additionally, please tell us nature of the factors that are driving the changes in this line item from year to year, including the nature of any significant tax rulings.

Notes to the Financial Statements

Note 2. Long-Lived Assets, page 67

3. We note from your disclosure on page 79 that you recorded goodwill impairment charges of $117 million in fiscal 2014 within the International Concert reporting unit. Please provide us with your analysis as to why no impairment was recorded for indefinite-live or definite-lived intangible assets within the Concert reporting segment pursuant to ASC 350-30-35. In your response, please identify the amount and type of indefinite and indefinite-lived intangible assets related to the International Concert reporting unit.

Note 9. Income Taxes, page 83

4. We note your disclosure that during 2014 you recorded an income tax benefit of $12.9 million from the release of valuation allowances related to deferred tax liabilities associated with certain acquisitions. In light of the continuing losses incurred by the company, please explain to us why you believe that this release of the valuation allowance is appropriate in 2014.

5. In your reconciliation of income tax on page 85, your reconciling item labeled "Other, net" represented a 35% increase to the income tax benefit at United States federal statutory rates for fiscal 2014. Please tell us the nature of amounts included in this line item for the fiscal years presented. To the extent any individual reconciling items within this caption are greater than five percent, please revise to disclose them pursuant to Rule 4-08(h)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief